SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Operational start-up of FPSO Cidade de Maricá, in the Lula field,

in the pre-salt layer of the Santos Basin

Rio de Janeiro, February 16, 2016 – Petróleo Brasileiro S.A. – Petrobras hereby announces that began operating the Cidade de Maricá platform, in the Lula field (Lula Alto area), in the pre-salt layer of the Santos Basin.

The Cidade de Maricá platform is a FPSO, a unit that produces, stores and transfers oil. The platform is located at approximately 270 kilometers from the coast, at a water depth of 2,120 meters. With a daily production capacity of up to 150,000 barrels of oil and 6 million cubic meters of gas, this is the seventh major definitive production system in the pre-salt layer of the Santos Basin.

With this additional unit, the pre-salt layer of the Santos and Campos basins already accounts for 35% of Brazil’s oil production. The consolidation of the Santos Basin’s production, which accounts for 70% of the extraction in this layer, has been taking place for a little more than five years, with the installation of a major platform every 9 months on average.

That production has proven to be among the best performances worldwide. The first four production systems, installed between 2010 and 2014, are still producing almost at full capacity (475,000 barrels of oil per day, with only 19 producing wells).

The three most recent platforms, whose production is currently growing, also have the same good performance as the wells already in operation (205,000 barrels of oil per day with only 7 producing wells).

Two other major definitive production systems will become operational still in 2016 – Lula Central (FPSO Cidade de Saquarema) and Lapa (FPSO Cidade de Caraguatatuba).

Operational start-up of the Route 2 gas pipeline

The improvement in the design and construction of wells, subsea systems and platforms has been accompanied by a great effort to implement a complex transportation and gas processing infrastructure.

Moving ahead with the expansion of the production capacity of the Santos basin, last Friday, February 12, Petrobras began operating the second transportation route for natural gas produced in the pre-salt layer of this basin through a gas pipeline called Route 2.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

With 401 kilometers of extension, Route 2 is the longest subsea gas pipeline in operation in Brazil and has daily transportation capacity of 13 million cubic meters of gas, connecting the production systems of the pre-salt layer of the Santos basin with the gas Treatment Terminal of Cabiúnas in Macaé, Rio de Janeiro. This Terminal had its daily processing capacity increased to 28.4 million cubic meters in order to receive gas from the pre-salt layer of the Santos and Campos basins.

Route 2 will be connected to the Route 1 gas pipeline, in operation since 2011 and with a daily transportation capacity of additional 10 million cubic meters.

With this new gas pipeline, total installed capacity for the transportation of natural gas from the pre-salt layer of the Santos Basin reaches 23 million cubic meters per day, allowing an increase in oil production and an expansion in national gas supply to the Brazilian market, helping consolidate Petrobras’ strategy of expanding the representativeness of natural gas in its business.

The Lula Alto and Lula Central areas are located in the BM-S-11 concession, operated by Petrobras (65%), in partnership with BG E&P Brasil Ltda – a subsidiary of Royal Dutch Shell plc (25%), and Petrogal Brasil S.A. (10%).

The Sapinhoá and Lapa fields are located in the BM-S-9 concession, operated by Petrobras (45%), in partnership with BG E&P Brasil Ltda – a subsidiary of Royal Dutch Shell plc (30%), and RepsolSinopec Brasil S.A (25%).

The Cernambi-Tecab pipeline is owned by the Consortium Cabiúnas 1, operated by Petrobras (55%) in partnership with BG E & P Brazil Ltda – a subsidiary company of Royal Dutch Shell plc (25%), RepsolSinopec Brasil SA (10%) and Petrogal Brasil S.A (10%).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.